EXHIBIT 23

O-I GLASS, INC.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-232954) pertaining to the Amended and Restated 1997 Equity Participation Plan of Owens-Illinois, Inc., Second Amended and Restated Owens-Illinois, Inc. 2005 Incentive Award Plan, Owens-Illinois, Inc. Amended and Restated 2017 Incentive Award Plan, Seventh Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan, and Eighth Amended and Restated Owens-Illinois, Inc. Stock Purchase And Savings Program of our reports dated February 21, 2020, with respect to the consolidated financial statements and schedule of O-I Glass, Inc. and the effectiveness of internal control over financial reporting of O-I Glass, Inc. included in this Annual Report (Form 10-K) of O-I Glass, Inc. for the year ended December 31, 2019.

/s/ Ernst & Young LLP
Toledo, Ohio
February 21, 2020